Bausch + Lomb Corporation

520 Applewood Crescent

Vaughan, Ontario, Canada L4K 4B4

May 3, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, D.C. 20549-4631

Attn:  Mr. David Gessert

Mr. Tim Buchmiller

Re:	Bausch + Lomb Corporation Registration Statement on Form S-1 Registration No. 333-262148

Dear Messrs. Gessert and Buchmiller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on May 5, 2022 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, Marcel Fausten at (212) 450-4389, (212) 701-5389 (fax) or marcel.fausten@davispolk.com or Stephen Byeff at (212) 450-4715, (212) 701-5715 (fax) or stephen.byeff@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

BAUSCH + LOMB CORPORATION

By:	/s/ Sam A. Eldessouky
Name:Sam A. Eldessouky
Title:Chief Financial Officer

Via EDGAR

CC:   Michael Kaplan, Davis Polk & Wardwell LLP

Marcel Fausten, Davis Polk & Wardwell LLP

Stephen Byeff, Davis Polk & Wardwell LLP